June 7, 2011

VIA EDGAR

The United States Securities
   and Exchange Commission
SEC Headquarters
100 F Street NE
Washington, D.C. 20549

Subject:	Nationwide Variable Account-II Nationwide Life Insurance Company SEC File No. 333-173349

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Nationwide Investment Services Corporation, the General Distributor of the Individual Deferred Variable Annuity Contracts to be issued by Nationwide Variable Account-II (the "Variable Account"), respectfully requests acceleration of the effective date of the Registration Statement for the Variable Account.  It is desired that the registration become effective as soon as practicable, June 7, 2011, is requested.

The undersigned is an officer for Nationwide Investment Services Corporation and is duly authorized to request accelerated effectiveness of the Registration Statement.  The undersigned represents that Pre-Effective Amendment No. 1 to the registration statement is complete and includes all necessary exhibits and attachments.

Please call Jamie Ruff Casto at (614) 249-8782 should you have questions.

Very truly yours,

NATIONWIDE LIFE INSURANCE COMPANY

/s/ TERRY C. SMETZER
Terry C. Smetzer
Associate Vice President and Assistant Treasurer

cc:	Ms. Rebecca Marquigny Stop 5-6 Office of Insurance Products

June 7, 2011

VIA EDGAR

The United States Securities
   and Exchange Commission
SEC Headquarters
100 F Street NE
Washington, D.C. 20549

Subject:	Nationwide Variable Account-II Nationwide Life Insurance Company SEC File No. 333-173349

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Nationwide Life Insurance Company for itself and on behalf of its Nationwide Variable Account-II (the "Variable Account") respectfully requests acceleration of the effective date of the Registration Statement for the Variable Account.  It is desired that the registration become effective as soon as practicable, June 7, 2011, is requested.

The undersigned is an officer of Nationwide Life Insurance Company and is duly authorized to request accelerated effectiveness of the Registration Statement.  The undersigned represents that Pre-Effective Amendment No. 1 to the registration statement is complete and includes all necessary exhibits and attachments.

Please call Jamie Ruff Casto at (614) 249-8782 should you have questions.

Very truly yours,

NATIONWIDE LIFE INSURANCE COMPANY

/s/ HAROLD C. SCHAFER
Harold C. Schafer
Associate Vice President
Individual Investments

cc:	Ms. Rebecca Marquigny Stop 5-6 Office of Insurance Products